Exhibit 12

UNIVERSAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended September 30,		Six Months Ended September 30,
(in thousands, except for ratios)	2015	2014	2015	2014

Earnings
Pretax income before equity in pretax earnings of unconsolidated affiliates	$33,577	$17,127	$24,636	$5,013
Fixed charges (net of interest capitalized)	4,599	5,592	9,150	10,349
Distribution of earnings from unconsolidated affiliates	—	—	—	—
Total Earnings	$38,176	$22,719	$33,786	$15,362

Fixed Charges and Preference Dividends
Interest expense	$3,912	$4,852	$7,796	$8,872
Interest capitalized	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	212	326	425	652
Interest component of rent expense	476	414	930	825
Total Fixed Charges	4,600	5,592	9,151	10,349
Dividends on convertible perpetual preferred stock (pretax)	5,673	5,712	11,345	11,423
Total Fixed Charges and Preference Dividends	$10,273	$11,304	$20,496	$21,772

Ratio of Earnings to Fixed Charges	8.30	4.06	3.69	1.48

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	3.72	2.01	1.65	0.71